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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)

Exabyte Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

300615 20 0

(CUSIP Number)

John L. Sullivan,
Senior Vice President, General Counsel and Secretary
1 Imation Place
Oakdale, MN 55128
651-704-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 300615 20 0			Page 2 of 5

1.	Name of Reporting Person: Imation Corp.		I.R.S. Identification Nos. of above persons (entities only): 41-1838504

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,426,682 (See Item 5)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,426,682 (See Item 5)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,426,682 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.3%

14.	Type of Reporting Person (See Instructions): CO

2

Item 1.	Security and Issuer: Common Stock, Exabyte Corporation, 2108 55th Street Boulder, CO 80301

Item 2.	Identity and Background:
Name:Imation Corp.
State of Incorporation: Delaware
Principal Business: Developing, manufacturing, sourcing, marketing and distributing removable data storage media products
Address of Principal Business and Office: 1 Imation Place, Oakdale, MN 55128
(d) None
(e) None

Item 3.	Source and Amount of Funds or Other Consideration: Imation and Exabyte Corporation (Exabyte) entered into a Tape Media Distribution relationship in late 2003 whereby Imation became the exclusive distributor of Exabyte media including the VXA class of tape cartridges. On November 1, 2005, Imation and Exabyte agreed to alter certain terms of their pre-existing distribution relationship, in exchange for various forms of consideration paid to Imation, including the issuance of common stock and common stock purchase warrants subject to this filing.

Item 4.	Purpose of Transaction: See Item 3, 5(c) related to dividends and Item 6 related to outstanding warrants and convertible preferred stock.

Item 5.	Interest in Securities of the Issuer:
(a) 3,426,682 (1) shares of common stock representing 22.3%
(b) Sole voting power: 3,426,682 (1), Shared voting power: 0,
Sole dispositive power: 3,426,682 (1), Shared dispositive power: 0
(c) Imation receives quarterly dividends payable in common stock, related to its holding of Series AA Convertible Preferred Stock. A dividend of 20,902.8 shares of common stock (adjusted for the 1 for 10 reverse stock split on October 31, 2005 described in Item 6) was paid on September 1, 2005.
(d) Not applicable.
(e) Not applicable.
(1) Includes 836,394 shares of common stock issuable upon exercise of warrants that are currently exercisable or will become exercisable within 60 days and 1,028,504 shares of common stock issuable upon conversion of Series AA Preferred Convertible Stock, which is currently convertible or will become convertible within 60 days. See Item 6.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On October 31, 2005, in connection with the alteration of the terms of the Tape Media Distribution relationship described in Item 3, Imation and Exabyte entered into a Agreement for Issuance of Stock for the issuance of 1,500,000 shares of common stock. The Agreement for Issuance of Stock is provided as Exhibit 1. The transaction was closed on November 1, 2005. The delivery of the shares and the Agreement for Issuance of Stock are also described in Amendment No. 2 to Media Distribution Agreement, by and between Exabyte Corporation and Imation Corp. provided as Exhibit 2. As part of the same transaction, Imation received a warrant to purchase up to 750,000 shares of common stock at a price of $2.80 per share. The terms of the warrant are described in Exhibit 3.
On April 2, 2004, Imation acquired 2,879.812 shares of Series AA Convertible Preferred Stock. The Certificate of Designation of Preferences, Rights and Limitations of Series AA Convertible Preferred Stock, currently in effect and as filed with the Company’s public filings is provided as Exhibit 4. In connection with the acquisition of Series AA Convertible Preferred stock of Exabyte, Imation received a warrant to purchase 863,943 shares of common stock at $1.00 per share. The terms of the warrant are described in Exhibit 5. An adjustment was made in the number of shares available for purchase under the warrant as a result of a reverse stock split and certain anti-dilution adjustments were made to the Series AA conversion ratio and warrant price, both as described in the paragraph below.
Effective October 31, 2005 for trading purposes, Exabyte effected a reverse stock split whereby every ten shares of Common Stock outstanding before the split was combined into one share of outstanding Common Stock after the split. In connection with an issuance of Secured Convertible Notes and related warrants by Exabyte in a private placement (in which Imation did not participate), the conversion price of Exabyte’s Series AA Convertible Preferred Stock and the exercise price of warrants to purchase Common Stock issued in connection with the Series AA Convertible Preferred Stock were adjusted pursuant to the anti-dilution provisions thereof (after giving effect to the reverse split of the Common Stock described above) to equal the conversion price of the Convertible Notes (and will be further adjusted for any subsequent adjustment to such conversion price as described above). As a result of such anti-dilution adjustment, the Series AA Convertible Preferred stock held by Imation is convertible into 1,028,504 shares of common stock. As a result of the reverse-split and anti-dilution adjustment, the warrant has been adjusted to be for the purchase of 86,394.3 shares of common stock at $2.80 per share.

Item 7.	Material to be Filed as Exhibits
Exhibit 1. Form of Common Stock Purchase Warrant issued to Imation Corp. (incorporated by reference to Exabyte Corporation’s Current Report on Form 8-K, filed November 1, 2005)

Exhibit 2. Amendment No. 2 to Media Distribution Agreement, by and between Exabyte Corporation and Imation Corp. (incorporated by reference to Exabyte Corporation’s Current Report on Form 8-K, filed November 1, 2005)
Exhibit 3. Agreement for Issuance of Stock, dated as of October 31, 2005, between Exabyte Corporation and Imation Corp. (incorporated by reference to Exabyte Corporation’s Current Report on Form 8-K, filed November 1, 2005)
Exhibit 4. Certificate of Designation of Preferences, Rights and Limitations of Series AA Convertible Preferred Stock (incorporated by reference to Exabyte Corporation’s Current Report on Form 8-K, filed May 4, 2004)
Exhibit 5. Form of Stock Purchase Warrant (incorporated by reference to Exabyte Corporation’s Current Report on Form 8-K, filed May 4, 2004)
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 10, 2005

/s/ Paul R. Zeller
Signature

Paul R. Zeller/Vice President and Chief Financial Officer
Name/Title